

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 30, 2016

<u>Via E-mail</u>
James Doris
Chief Executive Officer
Viking Investments Group, Inc.
1330 Avenue of the Americas
Suite 23 A
New York, New York 10019

> **Re: Viking Investments Group, Inc.**
> **Form 8-K**
> **Filed October 13, 2016**
> **File No. 000-29219**

Dear Mr. Doris:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources